Exhibit 99.1

Ohmyhome Announces Growth Updates Following Successful Acquisition of Property Management Business Simply Sakal

●	Units under management reached 6,746 units, with an Annual Recurring Revenue (ARR) of over $2.7 million (SGD 3.6 million), and additional SaaS revenue streams.

Singapore, February 8, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, is pleased to announce significant developments and milestones following its acquisition of Simply Sakal Pte. Ltd.

Simply Sakal Pte. Ltd. is now renamed as Ohmyhome Property Management further enhancing the one-stop brand of Ohmyhome.

This strategic transaction has not only expanded Ohmyhome’s service offerings to include a non-cyclical recurring revenue stream, but also established a strong position in the condominium property management sector in Singapore with close to 6,800 units under management and an ARR reaching $2.7 million (SGD 3.6 million) on December 31, 2023. The condominiums are across various districts in Singapore with sizes ranging from 10 to over 700 units per project.

The property management business has historically grown its business at 57% CAGR (Compound Annual Growth Rate), achieving revenue of $2.0 million (SGD 2.6 million) in 2022 with 4,648 units under management.

Integration and Potential Synergies

Ohmyhome’s suite of services are now fully integrated and accessible in the Simple App, the property management mobile application used by the homeowners and residents of the units managed by Ohmyhome Property Management. In addition to the property management revenue stream to Ohmyhome as a combined entity, there are also significant potential synergies arising from the customers residing in the condominium units.

Simple App with Ohmyhome’s Services Integrated

Historically, Ohmyhome has primarily been active in the Housing Development Board (HDB) resale market where home values are around $0.3 to 0.8 million, with average revenue per transaction at around $4,000 at 1% commission. The integration allows Ohmyhome to quickly enter into the private condominium market where home values in Singapore typically range from $1 to 2.5 million and a revenue per transaction that would be 2 to 5 times higher ranging from $10,000 to $25,000. This would result in a lower cost of customer acquisition as compared to other agents as Ohmyhome is now seen in the daily life of the residents of the enclosed condominium communities. Renovation contracts for private condominium renovation ($40,000 - 80,000) are also typically higher than HDB flats ($20,000 - 50,000).

Kenneth Chong, CEO of Ohmyhome Property Management (Left) with Race Wong and Rhonda Wong, Co-founders of Ohmyhome (Right)

Following the acquisition, Ohmyhome Property Management has relocated its office to merge with Ohmyhome’s headquarters at 11 Lor 3 Toa Payoh, Jackson Square Block B #04-17, Proptech Innovation Centre, Singapore 319579. This creates cost synergies through the consolidation of office spaces as well as back-office functions, which streamlines operations and enhances efficiency across both companies.

New Revenue Streams and IoT Integrations

To redefine property management, Ohmyhome Property Management has also introduced Vehicle Management Systems for condominiums as a new Software-as-a-Service (SaaS) revenue source in Q4 2023 through the integration of Internet of Things (IoT) solutions. We believe this new service, focusing on resident and visitor vehicle management on a subscription model, represents a leap forward in enhancing property security and efficiency.

Illustration of Ohmyhome Property Management’s Vehicle Management System

The IoT solutions streamline vehicle entry and exit processes, allowing for pre-registered vehicles to enter and exit the estates freely without the need for human security details. We believe this offers a modern, secure, and seamless experience for both residents and property managers, and leads to savings for the Management Corporation Strata Titles (MCSTs), and further solidifies Ohmyhome Property Management as an industry leader in bringing technology to property management, where the industry is mostly paper-based and manpower intensive. As a technology player in the property management industry, Ohmyhome Property Management has the capability to integrate additional IoT solutions and services beyond its current functionalities to provide more convenience to the residents.

A Property SuperApp and Expected Growth Ahead

This post-acquisition phase marks the beginning of a new era for Ohmyhome, further propelling the growth of the combined company to become a property SuperApp. With a combined portfolio of services and customers, we believe the Company is set to deliver value and service to its clients, and additional growth curves from the ever expanding customer base of homeowners and home seekers.

Rhonda Wong, CEO and Co-founder of Ohmyhome, stated “We are extremely excited about the opportunities ahead of us with the successful integration of our new property management arm headed by a talented and dedicated team of seasoned professionals.”

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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